INVEST IN **UTIX**

Join the Ticketing Revolution: Invest in Blockchain-Secure Events



UTIX
Blockchain Ticketing
Web 3 - Powering Events, **Empowering Returns**

utix.com New York, NY

Technology | Marketplace | Fintech & Finance | Blockchain & Web3 | Ecommerce

Highlights

1. MFSA-regulated Ethereum token: one of the first digital assets listed under EU/Malta VFA Act
2. $53.2 B global ticketing market, 10.4% CAGR; 70%+ digital by 2027
3. Max 7.5% fees vs. 14%+ industry average—saving millions for organizers and ticket purchasers.
4. Immutable smart-contract tickets eradicate scalpers & fraud
5. Founders ex-quant traders, fintech & blockchain vets with exits
6. UTIX Loyalty Token drives repeat use with discounts & rewards
7. Roadmap: API portal, white-label, merch & insurance by Q4 '25 (not guaranteed)
8. Latvian Blockchain Assoc member collaborating with Air Baltic on blockchain ticketing solutions

Featured Investor



Craig Morrison
Syndicate Lead

Follow

Invested $305,000

Doing the best I can all the time.

"I have known the founders of UTIX for over 20 years now. Their vision to create an easily accessible platform to allow tickets to be bought securely with zero chance of ticket touts/ scalping taking place is truly insuring. I believe once all the event managers and artists are aware of this UTIX will explode in size.
The fact that all the boxes have been ticked along the way again gives confidence - to buy stock in UTIX and also get a token on top is credit to the team and the belief they have in their company."

Team



Max Mayhew Managing Director

Founder & MD of UTIX. BSc Industrial Economics, University of Nottingham. Former Head of



Trading at Ceres Fund and PM at Carbon Capital. Passionate about solving inefficiencies in ticketing with blockchain innovation.



Mihkel Tali Head of Development

Won Estonia's Teamlab Product Development Award. CTO of UTIX. Studied Economics at Tartu and software dev at Estonian IT College. Experienced in hedge fund algorithms and blockchain, driving UTIX's secure and scalable tech.



Jerome Robinson VP of Sales

VP of UTIX. Experienced in business development and account management across energy and technology sectors. Certified Sales Professional (CSP), driving UTIX's growth and client relationships globally.

UTIX: The Future of Ticketing is Here. Invest in the Revolution.


Meet UTIX.
The future of event ticketing,
powered by blockchain.
UTIX
Blockchain Ticketing
Event Dashboard / Tickets
Tickets 613
Revenue $21.7k
Add-Ons 133
Tickets Sales
Website Analytics

Web 3 - Powering Events, Empowering Returns

The Problem: The **$65Bn+ live events market** is broken, plagued by rampant fraud, uncontrolled scalping, and exorbitant fees of up to **14% or more** that hurt both fans and organizers.

Our Solution: A fully operational, blockchain-powered ticketing platform that makes every ticket **unable to be manipulated, duplicated, or tampered with**, and gives organizers **total control over resale pricing**, and cuts fees by nearly **50%**.

Massive Traction: We are one of the first ticketing platforms to be **regulated by the Malta Financial Services Authority (MFSA)**, have secured major partners like **AirBaltic**, ticketed global events, and our utility token is live on exchanges like **BitMart**.

The Opportunity: We're raising up to **$1.235 Million** via a **Reg CF SEC offering** to fund our expansion into the US market and beyond.

The Problem: A Broken Industry at the Breaking Point

ANGELA WATERCUTTER CULTURE SEP 2, 2024 7:43 AM

Ticket Bots Leave Oasis Fans Enraged

The global event ticketing market is a massive, growing industry projected to exceed **$65 billion by 2027**. It's an industry built on passion and community. Yet, for decades, it has been fundamentally broken, failing the very people who power it.

For Fans, It's a Nightmare: The experience is defined by frustration. You have to contend with rampant fraud from sophisticated counterfeit tickets; in the UK alone, consumers lost **$1.66 million** in just a six-month period. You race to buy tickets the second they go live, only to see them sell out in minutes to automated bots and reappear on resale sites at double, triple, or even **1000% of the face value**. This predatory system alienates true fans and makes live events inaccessible.

For Organizers, It's a Losing Battle: Event organizers, from independent venues to global promoters, are losing on all fronts. They are hit with excessive transaction and platform fees that can exceed **14%**, siphoning off critical revenue. They lose control of their inventory to bots and scalpers, which damages their brand reputation and their relationship with their audience. They have no way to stop the fraud or control the outrageous prices on the secondary market, losing out on billions in potential resale revenue.

This is not just an inefficiency; it's a **market failure** built on decades-old, centralized technology that is ripe for disruption.


Millions are lost to counterfeit tickets, leaving fans disappointed and locked out.
Bots buy tickets in bulk, forcing fans to pay exorbitant prices on unregulated secondary markets
UTIX
Organizers lose up to 14% of their revenue to opaque, outdated platforms.

The Solution: UTIX - The New Standard for Ticketing

UTIX is a pioneering e-ticketing platform that leverages the power of blockchain technology to solve these long-standing problems. We have built a secure, transparent, and user-friendly ecosystem that puts the power back into the hands of event organizers and their fans.

Our mission is to provide a single, elegant solution that **eliminates fraud, controls scalping**, and creates a fairer, more efficient market for everyone.

How We Do It: Proven, End-to-End Technology

UTIX is not a concept; it is a fully developed, revenue-generating platform built on a robust blockchain framework that fundamentally changes how tickets are created, sold, and managed.

Fraud-Proof Tickets: Every single ticket is minted as a unique, verifiable **NFT (Non-Fungible Token)** on the blockchain. This gives each ticket a unique digital identity that cannot be duplicated or faked, completely eliminating the risk of counterfeiting and guaranteeing authenticity for every fan at the gate.

Total Control Over The Secondary Market: Through the power of **smart contracts**, event organizers can finally set the rules. They have the power to decide if tickets can be resold and can enforce a maximum resale price, killing price gouging. This allows them to take a percentage of the resale revenue, tapping into a multi-billion dollar market they were previously locked out of.

Drastically Lower Fees: By using decentralized technology to eliminate unnecessary intermediaries, we provide our entire suite of services for a maximum transaction fee of just 7.5%—nearly half that of traditional platforms. This means more profit stays in the pockets of the creators.

Unmatched Transparency: Every transaction, from the initial sale to the final resale, is recorded on an **immutable blockchain ledger**. This provides a permanent, fully transparent, and easily auditable trail for all ticket sales.

The Platform: A Complete Ticketing Ecosystem

For Organizers: A comprehensive SaaS (Software as a Service) platform to create events, manage ticket inventory, customize pricing rules, and access robust analytics and reporting tools to make data-driven decisions. Our platform supports everything from seating charts to recurring events.

For Attendees: A seamless user experience with intuitive **iOS and Android mobile apps.** Fans can easily purchase, manage, and store their tickets, and enter venues with a secure, dynamic QR code that prevents screenshot fraud.

For Developers & Large Venues: We offer full **API functionality**, allowing major venues and promoters to integrate the UTIX system directly into their existing websites and applications for a completely bespoke and branded user experience.


UTIX
Blockchain Ticketing
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Our Traction: Validated, Regulated, and Ready to Scale

We have already achieved significant milestones that validate our model, technology, and business strategy.

Regulatory First-Mover: UTIX is one of the world's first ticketing platforms to be fully regulated by a major financial authority. We are licensed by the **Malta Financial Services Authority (MFSA)** as a Virtual Financial Asset (VFA) issuer, ensuring the highest standards of compliance with both VFA and **MICA (Markets in Crypto-Assets)** regulations.

Revenue & Global Partnerships: We are a revenue-generating company. We have successfully ticketed major international events like **Blockchain Con Colombia** and have worked alongside **AirBaltic**, a leading European airline. We have also established active reseller programs in **South America, Australia, and the USA.**

Established Token Ecosystem: Our utility token (UTIX) is not just a concept; it is actively trading on major global exchanges, including **BitMart, Uniswap, and Jupiter**. This existing infrastructure is ready to power our upcoming loyalty programs, driving platform adoption.


UTIX
Blockchain Ticketing
NEMO
WECO24
HFM
HF MARKETS

  

  

The Team: Led by Industry Experts

Our vision is being executed by a world-class team of seasoned professionals with deep expertise across technology, finance, and the live events industry.

Maxwell Mayhew (Founder): is an expert in finance and e-ticketing. He holds a BSc in Industrial Economics from the University of Nottingham and began his career as Head of Trading at a leading European quantitative hedge fund. In 2013, Max founded ClubCo—an innovative e-ticketing platform—and successfully exited that same year by selling its mobile-based ticket-validation software, replacing traditional scanners. Since then, he's focused on leveraging his market and technical expertise to drive next-generation ticketing solutions.

Mihkel Tali (CTO): leads the company's blockchain development and platform scalability. He studied Economics and software development before creating high-frequency trading algorithms for hedge funds. A proven entrepreneur, he also co-founded Driftband, an acclaimed company that won a product development award in Estonia for its innovative RFID wearable technology used for secure access and payments.

Andra Locika (Director of Compliance & MLRO): An experienced professional in private banking and financial compliance, having held senior roles at regulated financial institutions and holding a BSc in Business Administration.

Jerome Robinson (Director of Sales, UTIX): leads global go-to-market and revenue strategy for UTIX's blockchain ticketing platform. He holds an A.A. in Liberal Arts from Morton College and a B.Sc. in Network & System Administration from DeVry University. Jerome began his career in account management at Cooper Concepts, then sharpened his technical and leadership skills as a Computer Support Technician at MorphoTrust USA and Project Manager Team Lead at Algotech. He joined UTIX in 2017 as a Business Development Operations Specialist and, after a stint driving strategic account growth at DTI, returned to UTIX where he's been promoted to Director of Sales. A Certified Sales Professional (NASP CSP '25) and certified Tech Recruiter, he's passionate about evolving ticketing through blockchain innovation.

The Product Roadmap: Building the Future

Future projections are not guaranteed.

Based on our updated timeline, UTIX's detailed, multi-phase product roadmap is designed to scale the platform into an enterprise-level SaaS offering and is now scheduled as follows:

Phase 1: Foundation (COMPLETE) The initial phase, which ran from Q4 2023 to Q2 2024, is complete. This phase successfully established the core platform and included:

Mapping out user journeys for all UTIX products.

Creating a comprehensive architecture for the events manager, secondary market, and ticketing system.

Developing the corporate homepage and lead generation portals.

Implementing user registration and basic event creation functionality.

Refactoring existing blockchain contracts and migrating them to the Polygon network.

Phase 2: Q4 2025 - Enhancing Core Functionality

This phase will now focus on building out the user experience and adding critical features for ticket management:

Ticket Reselling and Transfer: Implementing the functionality and user interface for reselling and transferring tickets between users. This includes options for parents to transfer to children or friends to split a group order.

Enhanced Security: Introducing 2FA (two-factor authentication) QR codes and a timed QR code release system to further combat ticket scalping.

Platform Improvements: Developing an "Explore" page to discover events, integrating cloud monitoring infrastructure, and adding support for organizational and user roles.

Event Tools: Creating an embeddable ticket purchase widget for third-party sites and adding the ability to communicate with attendees via text message.

Phase 3: Q1 2026 and Beyond - Scaling to Enterprise Level

Following the core enhancements, this extended phase will focus on introducing advanced features, the loyalty system, and tools for larger, more complex events.

Part 1 (Beginning Q1 2026):

Loyalty Token Implementation: The full integration of the UTIX Loyalty Token system into the platform.

Advanced Ticketing Features:


UTIX
Blockchain Ticketing
Web 3 - Powering Events, Empowering Returns

utix.com New York, NY

Technology | Marketplace | Fintech & Finance | Blockchain & Web3 | Ecommerce

Highlights

1. MFSA-regulated Ethereum token: one of the first digital assets listed under EU/Malta VFA Act
2. $53.2 B global ticketing market, 10.4% CAGR; 70%+ digital by 2027
3. Max 7.5% fees vs. 14%+ industry average—saving millions for organizers and ticket purchasers.
4. Immutable smart-contract tickets eradicate scalpers & fraud
5. Founders ex-quant traders, fintech & blockchain vets with exits

Activate Our Loyalty System: We will roll out the **UTIX loyalty token program,** offering users discounts on tickets, exclusive access to events, merchandise, and other perks to create a powerful incentive for platform adoption and user retention.

Aggressive Global Market Penetration: With our established reseller network and new funding, we are expanding our operational footprint in the high-growth markets of the **United Kingdom, the United States, and the European Union**.

The Investment Opportunity: Own the Future of Ticketing

To accelerate our growth into the lucrative US market, we are raising up to **$1.2**

million through a Regulation CF offering with the SEC.

This is your opportunity to own a piece of the company poised to become the new standard for ticketing in America and beyond. The capital from this raise will be deployed to:

Scale US Operations & Market Expansion: Fund our sales and marketing operations to accelerate our expansion into the US market.

Enhance Platform Technology: Fast-track our product roadmap with new features like seating charts, social media integration, and advanced analytics for organizers.

Grow Our World-Class Team: Make key hires in engineering, business development, and customer support to service our growing global client base.

This is a unique opportunity to invest in a transformative, revenue-generating company that is set to redefine the standards of the global ticketing industry.

Join us, and let's build the future of events together.